 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 1997

                                                REGISTRATION NO. 333-19919
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                      TO
                                 FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                       MICROCHIP TECHNOLOGY INCORPORATED
            (Exact name of Registrant as specified in its charter)

              DELAWARE                              86-0629024
     (State or other jurisdiction of             (I.R.S. Employer
     incorporation or organization)           Identification Number)

                         2355 WEST CHANDLER BOULEVARD
                            CHANDLER, AZ 85224-6199
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               ----------------

                                 STEVE SANGHI
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       MICROCHIP TECHNOLOGY INCORPORATED
                         2355 WEST CHANDLER BOULEVARD
                            CHANDLER, AZ 85224-6199
                                 602-786-7200
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                               ----------------

                                  Copies to:

        BARRY E. TAYLOR                                  GREGORY M. GALLO
        CRAIG D. NORRIS                                  SCOTT M. STANTON
        MATTHEW B. SWARTZ                                 GILBERT GALLARDO
WILSON SONSINI GOODRICH & ROSATI                   GRAY CARY WARE & FREIDENRICH
     PROFESSIONAL CORPORATION                       A PROFESSIONAL CORPORATION
        650 PAGE MILL ROAD                              400 HAMILTON AVENUE
       PALO ALTO, CA 94304                              PALO ALTO, CA 94301
          (415) 493-9300                                    (415) 328-6561

                               ----------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                               ----------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

===============================================================================

                                                   FILED PURSUANT TO RULE 424(a)
                                                   REGISTRATION NUMBER 333-19919

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION

                                1,000,000 Shares           JANUARY 24, 1997

                              [LOGO OF MICROCHIP]

                                  Common Stock

                                   --------

  All of the shares of Common Stock offered hereby are being sold by Microchip Technology Incorporated ("Microchip" or the "Company"). The Company's Common Stock is traded on the Nasdaq National Market under the symbol "MCHP." On January 21, 1997, the last sale price for the Common Stock as reported on the Nasdaq National Market was $36.875 per share. See "Price Range of Common Stock." All share and per share numbers reflect a 3-for-2 stock split effective January 6, 1997.

                                   --------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                         FACTORS" BEGINNING ON PAGE 6.

                                   --------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=========================================================================================
                                          PRICE           UNDERWRITING          PROCEEDS
                                           TO             DISCOUNTS AND            TO
                                         PUBLIC          COMMISSIONS(1)        COMPANY(2)
-----------------------------------------------------------------------------------------
Per Share........................        $                   $                  $
-----------------------------------------------------------------------------------------
Total(3).........................       $                   $                  $
=========================================================================================

(1) See "Underwriting" for information relating to indemnification of the Underwriters.

(2) Before deducting expenses of the offering estimated at $300,000, payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 150,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, total Underwriting
    Discounts and Commissions and total Proceeds to Company will be $      ,
    $       and $      , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
          , 1997.

Alex. Brown & Sons
   INCORPORATED
         Deutsche Morgan Grenfell
                  Prudential Securities Incorporated
                                                  Robertson, Stephens & Company

               THE DATE OF THIS PROSPECTUS IS             , 1997

                             AVAILABLE INFORMATION

  The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended March 31, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996; (iv) the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996; (v) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A as filed with the Commission on February 5, 1993; and (vi) the description of the Company's Preferred Share Purchase Rights contained in its Registration Statement on Form 8-A as filed with the Commission on February 14, 1995.

  All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Corporate Secretary at the Company's principal executive offices at 2355 West Chandler Boulevard, Chandler, Arizona 85224 or by telephone at (602) 786-7200.

                                 ------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND OTHER SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

  The Microchip logo and name and PIC, Smart Serials, KEELOQ and QuickASIC are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus or incorporated herein by reference. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus, including the documents incorporated by reference herein.

                                  THE COMPANY

  Microchip develops, manufactures and markets field programmable 8-bit microcontrollers, application specific standard products ("ASSPs") and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets. The Company provides cost-effective field programmability for high-volume applications and believes that its PIC product family is a price/performance leader in the worldwide 8-bit microcontroller market. Microchip's embedded control products also offer the advantages of a small footprint and low voltage operation along with ease of development, enabling timely and cost-effective product integration by its customers. The Company's ASSP products include a variety of specialized integrated circuits, including the KEELOQ security products and QuickASIC gate array devices. The Company's specialty memory products are primarily comprised of serial EEPROMS, which are used primarily to provide additional memory in embedded control systems.

  Embedded control systems typically incorporate a microcontroller, a computer-on-a-chip that consists of a central processing unit, memory, application-specific software and various input/output capabilities, and may include other components such as additional non-volatile EEPROM memory. Embedded control systems enable manufacturers to differentiate their products, replace less efficient electromechanical control devices, add product functionality and significantly reduce product cost. Embedded control solutions have been incorporated into thousands of products and subassemblies in a wide variety of markets worldwide, including compact disc players, automotive air bag and anti-lock braking systems, household appliances, cordless and cellular telephones, remote controls and keyless entry systems.

  Microchip's strategy is to provide embedded control solutions that combine time-to-market advantages with high performance and increased functionality. With Microchip's field programmable microcontrollers and easy-to-use development systems, customers can design and produce new products or new product features in a few days. In addition, Microchip's RISC architecture provides faster performance than competing 8-bit microcontrollers. Using advanced design and manufacturing technology, the Company is also able to provide products that have some of the industry's smallest die and package sizes and that operate at voltage and power requirements that are among the industry's lowest.

  The Company sells its products to a geographically diverse base of customers across a broad and growing range of market applications, reducing its dependence on any single industry, market or customer. The Company sells to more than 600 OEM customers directly and to more than 9,000 other customers worldwide through its distributors. Microchip has also sold more than 83,000 development systems, providing a broad foundation for future microcontroller sales.

  The Company designs and fabricates wafers at its facilities in Chandler and Tempe, Arizona. The Company is continuing the process of transitioning products to smaller geometries and to larger wafer sizes. An 8-inch wafer pilot line was established at the Tempe wafer fab during fiscal 1997, and the Company plans to convert the Tempe wafer fab from a 6-inch facility to an 8-inch facility over time. In addition, the Company has begun the implementation of a 0.7 micron process to which it expects to transition over time. Microchip's ownership of its manufacturing resources is an important component of its business strategy, enabling it to maintain a high level of manufacturing control and to be one of the lowest cost producers in the embedded control industry. Direct control over wafer fabrication also enables Microchip to shorten the Company's design and production cycles. The Company performs final test at its facilities in Kaohsiung, Taiwan and Chachoengsao, Thailand, near Bangkok, and also uses third-party assembly and test contractors in Thailand and several other Asian countries.

  In fiscal 1996, the Company initiated planning and design of a third wafer fabrication facility in Chandler, Arizona. The Company has determined that additional capital investment in its existing wafer fab facilities will yield sufficient manufacturing capacity for several additional years and, thus, has deferred the construction of the third wafer fab facility for the present time.

  Except as noted herein, references to the Company include the Company and its subsidiaries. The Company's executive offices are located at 2355 West Chandler Boulevard, Chandler, Arizona 85224-6199 and its telephone number is (602) 786-7200.

                                  THE OFFERING

 Common Stock offered hereby..................... 1,000,000 shares
 Common Stock to be outstanding
  after the offering............................. 52,923,283 shares (1)
 Use of proceeds................................. To reduce outstanding indebtedness and for general
                                                  corporate purposes, working
                                                  capital. See "Use of
                                                  Proceeds."
 Nasdaq National Market Symbol................... MCHP

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (in thousands, except per share data)

                                                              NINE MONTHS ENDED
                                      YEAR ENDED MARCH 31,      DECEMBER 31,
                                   -------------------------- -----------------
                                     1994     1995     1996     1995     1996
                                   -------- -------- -------- -------- --------
INCOME STATEMENT DATA:
 Net sales........................ $138,742 $207,961 $285,888 $213,833 $240,747
 Operating income.................   24,204   49,201   60,312   42,219   48,853
 Income before income taxes.......   24,133   49,128   59,934   41,894   47,351
 Net income.......................   19,159   36,299   43,752   30,033   34,567
 Net income per common and common
  equivalent share................ $   0.42 $   0.70 $   0.80 $   0.55 $   0.64
 Shares used in per share
  calculations....................   46,155   51,641   54,533   54,807   54,201

                                                  QUARTER ENDED
                         ----------------------------------------------------------------
                                                                                   DEC.
                         JUNE 30, SEPT. 30, DEC. 31, MARCH 31, JUNE 30, SEPT. 30,   31,
                           1995     1995      1995     1996      1996     1996     1996
                         -------- --------- -------- --------- -------- --------- -------
 Net sales.............. $64,499   $71,265  $78,069   $72,055  $74,161   $79,510  $87,076
 Operating income.......  16,161    17,994    8,064    18,093    9,545    18,517   20,791
 Income before income
  taxes.................  16,087    17,778    8,029    18,040    9,161    17,980   20,210
 Net income.............  11,503    12,765    5,765    13,719    6,686    13,126   14,755
 Net income per common
  and common equivalent
  share................. $  0.21   $  0.23  $  0.10   $  0.25  $  0.12   $  0.24  $  0.27
 Shares used in per
  share calculations....  54,312    54,981   55,119    54,519   54,423    53,843   54,594

                                                           DECEMBER 31, 1996
                                                        ------------------------
                                                         ACTUAL  AS ADJUSTED (2)
                                                        -------- ---------------
BALANCE SHEET DATA:
 Working capital....................................... $ 54,063    $ 62,002
 Total assets..........................................  385,896     393,835
 Current portion of long-term obligations..............    6,411       6,411
 Long-term obligations, less current portion...........   33,831       7,131
 Stockholders' equity..................................  243,202     277,841

--------
(1) Based on the number of shares outstanding at December 31, 1996. Excludes outstanding options to purchase 6,677,081 shares of Common Stock under the Company's stock option plan. See "Capitalization."

(2) Adjusted to reflect the issuance and sale of 1,000,000 shares of Common Stock offered hereby at an assumed offering price of $36.875 per share, after deducting the estimated underwriter discounts and commissions and expenses payable by the Company in connection with the offering, and the anticipated use of proceeds therefrom, including the repayment of approximately $26.7 million in debt. See "Use of Proceeds" and "Capitalization."

                                ----------------

  Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties and the Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following Risk Factors and elsewhere in this Prospectus, including the documents incorporated by reference herein.

  Factors Affecting Operating Results. The Company's operating results are affected by a wide variety of factors which could adversely impact its net sales and profitability, many of which are beyond the control of the Company. These factors include the level of orders which are received and can be shipped in a quarter, the Company's ability to design and introduce new products on a timely basis, market acceptance of products of both the Company and its customers, customer demand for the Company's products, customer order patterns and seasonality, changes in product mix, whether the Company's customers buy from a distributor or directly from the Company, expansion of direct sales efforts which adversely affect relationships with distributors, product performance and reliability, product obsolescence, the amount of any product returns, availability and utilization of manufacturing capacity, fluctuations in manufacturing yield, the availability and cost of raw materials, equipment and other supplies, the cyclical nature of both the semiconductor industry and the markets addressed by the Company's products, technological changes, competition and competitive pressures on prices, and economic, political and other conditions in the United States, Taiwan, Thailand and other worldwide markets served by the Company. The Company believes its ability to continue to increase its manufacturing capacity to meet customer demand and maintain satisfactory delivery schedules will be an important competitive factor. As a result of the increase in fixed costs and operating expenses related to expanding its manufacturing capacity, the Company's operating results may be adversely affected if net sales do not increase sufficiently to offset the increased costs. Historically, average selling prices in the semiconductor industry decrease over the life of any particular product. The Company's overall average selling prices of its embedded control products have remained relatively constant while average selling prices of its non-volatile memory products have declined gradually over time. During the nine months ended December 31, 1996, the Company experienced increased pricing pressure on its non-volatile memory products, primarily due to industry inventory correction activities. There can be no assurance that average selling prices for the Company's embedded control or other products will not experience increased pricing pressure in the future. An increase in pricing pressure could adversely affect the Company's operating results. The Company's products are incorporated into a wide variety of consumer, automotive, office automation, communications and industrial products. A slowdown in demand for products which utilize the Company's products as a result of economic or other conditions in the United States or worldwide markets served by the Company could adversely affect the Company's operating results.

  Because of the foregoing factors, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons should not be relied upon as indications of future performance. Further, it is possible that in future periods the Company's operating results may be below the expectations of public market analysts and investors. In such an event, the price of the Company's Common Stock would likely be materially adversely affected.

  Dependence on Orders Received and Shipped in a Quarter. The Company's net sales in any given quarter are dependent upon a combination of orders received in that quarter for shipment in that quarter ("turns orders") and shipments from backlog. The Company has emphasized its ability to respond quickly to customer orders as part of its competitive strategy. This strategy, combined with current industry conditions, is resulting in customers placing orders with relatively short delivery schedules. This has the effect of increasing turns orders as a portion of the Company's business in any given quarter and reducing the Company's visibility on net sales. The percentage of turns orders has increased in each quarter of fiscal

1997 and, in order for the Company to continue to achieve growth in net sales, is expected to increase further in the fourth quarter of fiscal 1997. Because turns orders are more difficult to predict, there can be no assurance that the combination of turns orders and backlog in any quarter will be sufficient to achieve growth in net sales. If the Company does not achieve a sufficient level of turns orders in a particular quarter, the Company's revenues and operating results would be materially adversely affected.

  Dependence on New Products and Technologies. The Company's future operating results will depend to a significant extent on its ability to continue to develop and introduce new products on a timely basis which compete effectively on the basis of price and performance and which address customer requirements. The success of new product introductions depends on various factors, including proper new product selection, timely completion and introduction of new product designs, development of support tools and collateral literature that make complex new products easy for engineers to understand and use and market acceptance of customers' end products. Because of the complexity of its products, the Company has experienced delays from time to time in completing development of new products. In addition, there can be no assurance that any new products will receive or maintain substantial market acceptance. If the Company were unable to design, develop and introduce competitive products on a timely basis, its future operating results would be adversely affected.

  The Company's future success will also depend upon its ability to develop and implement new design and process technologies. Semiconductor design and process technologies are subject to rapid technological change, requiring large expenditures for research and development. The Company is continuing the process of transitioning products to smaller geometries and to larger wafer sizes. An 8-inch pilot line was established at the Tempe wafer fab during fiscal 1997 and the Company plans to convert the Tempe fab from a 6-inch facility to an 8-inch facility over time. In addition, the Company has begun the implementation of a 0.7 micron process to which it expects to transition over time. Other companies in the industry have experienced difficulty in effecting transitions to smaller geometry processes and to larger wafers and, consequently, have suffered reduced manufacturing yields or delays in product deliveries. The Company believes that its transition to smaller geometries and to larger wafers will be important for the Company to remain competitive, and operating results could be adversely affected if the transition is substantially delayed or inefficiently implemented.

  Manufacturing Yields and Capacity. The manufacture and assembly of integrated circuits, particularly nonvolatile, erasable CMOS memory and logic devices such as those produced by the Company, are complex processes that are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used and the performance of the fabrication personnel and equipment. As is typical in the semiconductor industry, the Company has from time to time experienced lower than anticipated manufacturing yields. The Company's operating results would be adversely affected if Microchip were unable to maintain yields at approximately current levels.

  The Company believes that expansion of its manufacturing capacity will be important to enable it to respond to increased sales opportunities and maintain satisfactory delivery schedules. Operating results could be adversely affected if the expansion of manufacturing capacity is delayed or inefficiently implemented. Other companies in the industry have experienced difficulty in expanding manufacturing capacity, resulting in reduced yields or delays in product deliveries. No assurance can be given that the Company will not experience manufacturing yield or delivery problems in the future. Such problems could materially affect the Company's operating results.

  Reliance on Third-Party Contractors. Nearly all of Microchip's assembly operations and a portion of its test requirements are performed by third-party contractors in order to meet product shipment requirements. Reliance on third parties involves some reduction in the Company's level of control over these portions of its business. While the Company reviews the quality, delivery and cost performance of these third-party contractors, there can be no assurance that increased reliance on third-party contractors will not adversely impact results in future reporting periods if any third-party contractor is unable to maintain assembly and test yields and costs at approximately their current levels.

  Foreign Manufacturing Operations. The Company owns test facilities in Kaohsiung, Taiwan, Republic of China and Chachoengsao, Thailand, near Bangkok. The Company also uses various third-party contractors in Thailand, the Philippines and other locations in Asia for assembly and test. The Company's reliance on facilities in these countries, and maintenance of substantially all of its finished goods inventory overseas, entails certain political and economic risks, including political instability and expropriation, supply disruption, currency controls and exchange fluctuations, as well as changes in tax laws, tariff and freight rates. The Company has not experienced any significant interruptions in its foreign business operations to date. Nonetheless, the Company's business and operating results could be adversely affected if foreign operations or international air transportation were disrupted.

  Competition. The semiconductor industry is intensely competitive and has been characterized by price erosion, rapid technological change and foreign competition with respect to many products. The Company competes with major domestic and international semiconductor companies, many of which have greater market recognition and substantially greater financial, technical, marketing, distribution and other resources than the Company with which to pursue engineering, manufacturing, marketing and distribution of their products. Emerging companies are also increasing their participation in the market for embedded control applications. While the Company's product strategy is to target markets which the Company believes are less susceptible to competitive pricing pressure than commodity markets, the Company experiences significant price competition in connection with the sale of its products and may experience increased competition, which could adversely affect its operating margins. In addition, the ability of the Company to compete successfully depends on a number of factors both within and outside its control, including the quality; performance; reliability; features; ease of use; pricing and diversity of its products; the quality of its customer services and its ability to address the needs of its customers; its success in designing and manufacturing new products including those implementing new technologies, efficiency of production, adequate sources of raw materials and other supplies at acceptable prices; protection of the Company's products and processes by effective utilization of intellectual property laws; the rate at which customers incorporate the Company's products into their own products; product introductions by the Company's competitors; the number; nature and success of its competitors in a given market and general market and economic conditions. Furthermore, capacity in the semiconductor industry is increasing and such increased capacity or improved product availability could adversely affect the Company's competitive position. The Company currently competes principally on the basis of the technical innovation and performance of its embedded control products, including their speed, functionality, density, power consumption, reliability and packaging alternatives, as well as on price and product availability. The Company believes that important competitive factors in the embedded control market that it serves are product performance, cost, size and packaging options, user programmability, low voltage, enhanced power management, ease of use, functionality of application development systems and technical service and support. There is no assurance that the Company will continue to be able to compete successfully in the future.

  Patents, Licenses and Intellectual Property Claims. The Company's success depends in part on its ability to obtain patents, licenses and other intellectual property rights covering its products and manufacturing processes. To that end, the Company has acquired certain patents and patent licenses and intends to continue to seek patents on its inventions and manufacturing processes. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will be issued from currently pending or future applications or that the Company's existing patents or any new patents that are issued will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. The Company may be subject to or may initiate interference proceedings in the U.S. Patent and Trademark Office, which can require significant financial and management resources. As is typical in the semiconductor industry, the Company has from time to time received, and may in the future receive, communications alleging possible infringement of patents or other intellectual property rights of others. The Company investigates all such notices and responds as it believes is appropriate. The Company is currently in discussions with several other companies regarding intellectual property licenses of such other companies' semiconductor patents. Based on industry practice, the Company believes that in most cases it could obtain any necessary licenses or other rights on commercially reasonable terms, but no assurance can be given that licenses would be on acceptable terms, that litigation would not ensue or that damages for any past infringement would not be assessed. Litigation, which could result in substantial cost to the Company and diversion of management effort, may be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. The failure to obtain necessary licenses or other rights or litigation arising out of infringement claims could have a material adverse effect on the Company's business and results of operations. See "--Legal Matters."

  Foreign Trade and Currency Exchange. Approximately 65% of the Company's net sales in the past three fiscal years and nine months ended December 31, 1996, were to foreign customers. In addition, the Company purchases a substantial portion of its raw materials and equipment from foreign suppliers and incurs labor costs in foreign locations. The foreign manufacture and sale of products and the purchase of raw materials and equipment from foreign suppliers may be adversely affected by foreign political and economic conditions. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export compliance laws or other trade policies, could adversely affect the Company's ability to manufacture or sell products in foreign markets and purchase materials or equipment from foreign suppliers. In countries in which the Company conducts business in local currency, currency exchange fluctuations could adversely affect the Company's costs. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as the laws of the United States.

  A portion of the Company's foreign transactions are denominated in currencies other than the U.S. dollar, principally the New Taiwan dollar. Although the Company has not incurred any material exchange gains or losses, there can be no assurance that fluctuations in the currency exchange rates in the future will not have an adverse impact on the Company's operations. The Company has entered and will from time to time enter into hedging transactions in order to minimize exposure to currency rate fluctuations.

  The Semiconductor Industry; Capital Requirements. The semiconductor industry in general has been characterized by cyclicality. The industry has experienced significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices and production over-capacity. The Company has sought to reduce its exposure to industry cyclicality by selling products to a geographically diverse base of customers across a broad range of market applications. However, the Company may experience substantial period-to-period fluctuations in future operating results due to general industry conditions or events occurring in the general economy. The Company experienced a period of increased demand and production capacity constraints until the fourth quarter of fiscal 1996, at which time the Company and other semiconductor companies experienced a period of lower revenues due to an industry-wide inventory correction. The Company's revenues have increased each quarter in fiscal 1997. However, there is no assurance that the Company will continue to experience increasing revenues.

  The semiconductor industry is also capital intensive. In order to remain competitive, the Company must continue to make significant investments in capital equipment, for both production and research and development. As a result of the increase in fixed costs and operating expenses related to these capital expenditures, the Company's operating results may be adversely affected if net sales do not increase sufficiently to offset the increased costs. The Company may from time-to-time seek additional equity or debt financing for the capital expenditures required to maintain or expand the Company's fabrication and assembly and test facilities and capital equipment. The timing and amount of any such capital requirements will depend on a number of factors, including demand for the Company's products, product mix, changes in industry conditions and competitive factors. There can be no assurance that such financing will be available on acceptable terms, and any additional equity financing could result in additional dilution to existing investors.

  Environmental Regulation. The Company is subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. Although the Company believes that its activities conform to presently applicable environmental regulations, the failure to comply with present or future regulations could result in fines being imposed on the Company, suspension of production or a cessation of operation. Such regulation could require the Company to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. Any failure by the Company to control the use of or adequately restrict the discharge of hazardous substances could subject it to future liabilities. There can be no assurance that environmental problems will not occur in the future which could subject the Company to future costs or liabilities.

  Management of Growth. The Company's ability to manage its growth effectively will require it to continue to enhance its operational, financial and management systems and to successfully hire, train, motivate and manage additional employees. If the Company is unable to manage growth effectively, the Company's results of operations could be adversely affected.

  Dependence on Key Personnel. The Company's future success will depend to a significant extent upon the efforts and abilities of its senior management and technical personnel. The competition for qualified technical and management personnel is intense. There can be no assurance that the Company will be successful in retaining its existing key personnel or in attracting and retaining additional key personnel which it requires. The loss of the services of one or more of its key personnel or the inability to add key personnel could have a material adverse effect on the Company. The Company does not have an employment agreement with any member of its senior management.

  Possible Volatility of Stock Price. The market price of the Company's Common Stock has increased significantly since the Company's initial public offering in March 1993. See "Price Range of Common Stock." The period was marked by generally rising stock prices and substantially improving operating results by the Company. The trading price of the Company's Common Stock in the future could be subject to wide fluctuations in response to quarterly variations in operating results of the Company and other semiconductor companies, actual or anticipated announcements of technical innovations or new products by the Company or its competitors, changes in analysts' estimates of the Company's financial performance, general conditions in the semiconductor industry, worldwide economic and financial conditions and other events or factors. In addition, the stock market has experienced significant price and volume fluctuations which have particularly affected the market prices for many high technology companies and which often have been unrelated to the operating performance of such companies. These broad market fluctuations and other factors may adversely affect the market price of the Company's Common Stock.

  Legal Matters. The Company is currently in discussions with Lucent Technologies Inc. ("Lucent") regarding alleged infringement of certain of Lucent's semiconductor patents. The Company has investigated Lucent's claims and believes it does not infringe any of the asserted patents. Notwithstanding the Company's position, the Company and Lucent have exchanged various proposals for a patent license, but, to date, have been unable to reach an agreement. Although the outcome of the discussions with Lucent is not presently determinable, the Company believes that, should a license be necessary, the Company will be able to obtain a license from Lucent on commercially reasonable terms. However, no assurances can be given that a mutually satisfactory conclusion will be achieved. In such event, the Company may be subject to litigation, which could result in substantial cost to the Company and diversion of management effort. If unsuccessful, the Company could be forced to pay royalties on past and future sales. Any such litigation and/or royalty payments could have a material adverse impact on the Company's business and operating results. See "--Patents, Licenses and Intellectual Property Claims."

  The Securities and Exchange Commission is presently conducting a private, non-public investigation into matters relating to the Company's disclosure on February 26, 1996 that revenues and earnings for the quarter ended March 31, 1996 would be lower than previously estimated. While the outcome of the investigation, and its effect on the Company, if any, cannot be predicted at the present time, the Company does not believe that the investigation will result in a material adverse effect on the Company.

  Effect of Issuance of Preferred Stock. Certain provisions of the Company's Restated Certificate of Incorporation, as amended, allow the Company to issue Preferred Stock with voting, liquidation and dividend rights senior to those of the Common Stock without the approval of the Company's stockholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding stock of the Company. The Company has no present plans to issue shares of Preferred Stock.

                                DIVIDEND POLICY

  The Company has not paid any cash dividends on its capital stock. The Company currently anticipates that it will retain all available funds for use in the operation of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "MCHP." The following table sets forth the quarterly high and low closing prices of the Common Stock as reported by the Nasdaq National Market for the last three fiscal years (through January 21, 1997), adjusted to reflect a 3-for-2 stock split effected in March 1994, a 3-for-2 stock split effected in November 1994 and a 3-for-2 stock split effective in January 1997:

                                                                 HIGH     LOW
FISCAL 1995                                                     ------- -------
  First Quarter................................................ $ 15.67 $  8.81
  Second Quarter...............................................   17.67   13.67
  Third Quarter................................................   20.83   16.00
  Fourth Quarter...............................................   19.33   14.83
FISCAL 1996
  First Quarter................................................ $ 25.50 $ 17.08
  Second Quarter...............................................   27.50   23.25
  Third Quarter................................................   29.25   22.00
  Fourth Quarter...............................................   25.67   16.00
FISCAL 1997
  First Quarter................................................ $ 19.50 $ 14.67
  Second Quarter...............................................   25.67   14.00
  Third Quarter................................................   34.84   23.34
  Fourth Quarter (through January 21, 1997)....................   39.50   33.50

  On January 21, 1997, the closing sale price for the Company's Common Stock was $36.875 per share. As of January 21, 1997, there were approximately 542 holders of record of the Company's Common Stock. This figure does not reflect beneficial ownership of shares held in nominee names.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,000,000 shares being offered hereby are estimated to be approximately $34,639,000 ($39,880,000 if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discounts and commissions and expenses payable by the Company in connection with the offering. The Company intends to use the net proceeds to repay the outstanding borrowings under the Company's bank lines of credit ($37,713,000 at December 31, 1996). The line of credit bears interest at the prime rate or the 30-day London Interbank Offered Rate (LIBOR) plus 75 basis points (8.25% and 6.41%, respectively, at December 31, 1996) and expires in October 1998. The borrowings were incurred to fund wafer fabrication, final test capacity and repurchases of the Company's Common Stock and for other working capital and general corporate purposes. The balance of the net proceeds, if any, will be used for working capital and general corporate purposes. Pending such uses, the Company intends to invest the net proceeds in investment grade, interest bearing securities.

  The semiconductor industry is capital intensive. In order to remain competitive, the Company must continue to make significant investments in capital equipment, for both production and research and development. As a result of the increase in fixed costs and operating expenses related to these capital expenditures, the Company's operating results may be adversely affected if net sales do not increase sufficiently to offset the increased costs. The Company may from time-to-time seek additional equity or debt financing for the capital expenditures required to maintain or expand the Company's fabrication and assembly and test facilities and capital equipment. The timing and amount of any such capital requirements will depend on a number of factors, including demand for the Company's products, product mix, changes in industry conditions and competitive factors. There can be no assurance that such financing will be available on acceptable terms, and any additional equity financing could result in additional dilution to existing investors. The Company believes its existing sources of liquidity combined with cash generated from operations and additional borrowings under its bank line of credit will be sufficient to meet the Company's currently anticipated cash requirements for at least the next twelve months.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1996, and as adjusted as of that date to reflect the issuance and sale of the 1,000,000 shares of Common Stock offered hereby at an assumed offering price of $36.875 per share, after deducting the estimated underwriting discounts and commissions and expenses payable by the Company in connection with the offering.

                                                          DECEMBER 31, 1996
                                                       ------------------------
                                                        ACTUAL   AS ADJUSTED(1)
                                                       --------  --------------
                                                           (IN THOUSANDS)
Long-term obligations, less current portion...........   33,831       7,131
                                                       --------     -------
Stockholders' equity:
 Preferred Stock, $.001 par value, 5,000,000 shares
  authorized, no shares issued or outstanding.........       --          --
 Common Stock, $.001 par value, 65,000,000 shares
  authorized, 51,923,283 shares issued and
  outstanding; 52,923,283 shares issued and
  outstanding as adjusted(2)..........................       52          53
 Additional paid-in capital...........................  117,304     151,942
 Retained earnings....................................  133,261     133,261
 Less shares of common stock held in treasury.........   (7,582)     (7,582)
 Cumulative translation adjustment....................      167         167
                                                       --------     -------
 Net stockholders' equity.............................  243,202     277,841
                                                       --------     -------
   Total capitalization............................... $277,033     284,972
                                                       ========     =======

--------
(1) Adjusted to give effect to the net proceeds to the Company of this offering at an assumed public offering price of $36.875 per share, after deducting the estimated underwriting discounts and commissions and expenses payable by the Company in connection with the offering, and the anticipated use of proceeds therefrom, including the repayment of approximately $26.7 million in debt. See "Use of Proceeds."
(2) Excludes outstanding options to purchase 6,677,081 shares of Common Stock under the Company's stock option plan as of December 31, 1996.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the documents incorporated herein by reference. The Company's consolidated statement of operations data for each of the years in the five-year period ended March 31, 1996, and the balance sheet data as of March 31, 1996, 1995, 1994, 1993 and 1992 are derived from and are qualified by reference to the audited consolidated financial statements of the Company. The selected consolidated statement of operations data for the nine months ended December 31, 1996 and 1995 and the balance sheet data as of December 31, 1996 has been derived from unaudited consolidated financial statements which include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial data for such periods. The results of operations for the nine months ended December 31, 1996, are not necessarily indicative of the results to be expected for any future interim or annual period.

                                                                               NINE
                                                                           MONTHS ENDED
                                    YEAR ENDED MARCH 31,                   DECEMBER 31,
                         ----------------------------------------------  ------------------
                          1992     1993      1994      1995      1996      1995      1996
                         -------  -------  --------  --------  --------  --------  --------
                            (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net sales.............. $73,058  $88,652  $138,742  $207,961  $285,888  $213,833  $240,747
 Cost of sales..........  49,607   56,552    73,765   101,039   137,708   102,997   120,809
                         -------  -------  --------  --------  --------  --------  --------
 Gross profit...........  23,451   32,100    64,977   106,922   148,180   110,836   119,938
 Research and
  development...........   8,155    9,114    13,840    20,746    27,517    20,523    23,003
 Selling, general and
  administrative........  15,442   19,056    28,569    37,045    48,903    36,646    40,538
 Restructuring cost.....      --       --        --        --        --        --     5,969
 Write-off of in-process
  technology............      --       --        --        --    11,448    11,448     1,575
 Amortization of
  negative goodwill.....  (1,636)  (1,636)   (1,636)      (70)       --        --        --
                         -------  -------  --------  --------  --------  --------  --------
 Operating income.......   1,490    5,566    24,204    49,201    60,312    42,219    48,853
 Interest income
  (expense), net........  (1,303)  (1,825)     (593)     (881)     (947)     (277)   (1,783)
 Other, net.............     348      814       522       808       569      ( 48)      281
                         -------  -------  --------  --------  --------  --------  --------
 Income before income
  taxes.................     535    4,555    24,133    49,128    59,934    41,894    47,351
 Provision for income
  taxes.................     175      337     4,974    12,829    16,182    11,861    12,784
                         -------  -------  --------  --------  --------  --------  --------
 Net income.............     360    4,218    19,159    36,299    43,752    30,033    34,567
                         =======  =======  ========  ========  ========  ========  ========
 Net income per share... $  0.01  $  0.13  $   0.42  $   0.70  $   0.80  $   0.55  $   0.64
                         =======  =======  ========  ========  ========  ========  ========
 Shares used in per
  share calculations....  30,767   33,420    46,155    51,641    54,533    54,807    54,201
                         =======  =======  ========  ========  ========  ========  ========

                                         AS OF MARCH 31,
                           -------------------------------------------- DEC. 31
                             1992     1993     1994     1995     1996    1996
                           -------- -------- -------- -------- -------- -------
BALANCE SHEET DATA:
 Working capital.......... $ 10,103 $ 32,445 $ 53,584 $ 71,307 $ 55,855  54,063
 Total assets.............   57,879   76,919  151,425  249,480  358,187 385,896
 Long-term obligations,
  less current portion....    5,763    3,749   14,424   15,340   33,250  33,831
 Stockholders' equity.....   18,030   43,834   87,864  161,825  219,632 243,202

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Deutsche Morgan Grenfell Inc., Prudential Securities Incorporated and Robertson, Stephens & Company LLC, have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus, and the Company has agreed to sell to the Underwriters named below 1,000,000 shares:

                                                                       NUMBER OF
                             UNDERWRITER                                SHARES
                             -----------                               ---------
Alex. Brown & Sons Incorporated.......................................
Deutsche Morgan Grenfell Inc..........................................
Prudential Securities Incorporated....................................
Robertson, Stephens & Company LLC.....................................
                                                                       ---------
Total................................................................. 1,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will purchase all shares of the Common Stock offered hereby if any such shares are to be purchased.

  The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than $
per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $       per share to certain other dealers. After
the offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted the Underwriters an option, exercisable not later than thirty days after the date of this Prospectus, to purchase up to 150,000 shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,000,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 150,000 shares are being offered.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

  In connection with this offering, certain Underwriters and selling group members (if any) who are qualifying registered market makers on the Nasdaq Stock Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of sales in this offering. The passive market making transactions must comply with applicable price and volume limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and if commenced, may be discontinued at any time.

  The Company has agreed that until 90 days after the date of this Prospectus, it will not, without the prior written consent of the Representatives of the Underwriters, directly or indirectly sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock or any options, rights or warrants with respect to any Common Stock or register for sale under the Securities Act, any Common Stock, subject to certain limited exceptions. Further, the directors and executive officers of the Company have agreed not to directly or indirectly sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of an aggregate of approximately 1,590,490 shares of the Company's Common Stock (including shares issuable upon exercise of options) for the 90-day period from the date of this Prospectus without the prior written consent of the Underwriters.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Gray Cary Ware & Freidenrich, A Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The consolidated financial statements of Microchip Technology Incorporated and Subsidiaries as of March 31, 1996 and 1995, and for each of the years in the three-year period ended March 31, 1996, have been incorporated herein by reference and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference and upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIV-ERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
Prospectus Summary.........................................................   3
Risk Factors...............................................................   6
Dividend Policy............................................................ 111
Price Range of Common Stock................................................  11
Use of Proceeds............................................................  12
Capitalization.............................................................  12
Selected Consolidated Financial Data.......................................  13
Underwriting...............................................................  14
Legal Matters..............................................................  15
Experts....................................................................  15
Additional Information.....................................................  15

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               1,000,000 Shares


                             [LOGO OF MICROCHIP]

                                 Common Stock

                                  -----------

                                  PROSPECTUS

                                  -----------

                              Alex. Brown & Sons
                                 INCORPORATED
                           Deutsche Morgan Grenfell
                      Prudential Securities Incorporated
                         Robertson, Stephens & Company

                                       , 1997


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses, other than underwriters discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All of the amounts shown are estimates except for the registration, NASD filing and listing fees.

                                                                       AMOUNT TO
                                                                        BE PAID
                                                                       ---------
   Registration Fee...................................................  $12,916
   NASD Filing Fee....................................................    4,763
   Nasdaq National Market additional listing fee......................   17,500
   Accounting fees and expenses.......................................   50,000
   Printing and engraving.............................................  100,000
   Transfer agent and registrar fees and expenses.....................    2,500
   Blue Sky fees and expenses.........................................    3,500
   Legal fees and expenses of the Company.............................  100,000
   Miscellaneous......................................................    8,821
                                                                       --------
     Total............................................................ $300,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law ("Delaware Law") authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article VI of the Registrant's Bylaws provides for mandatory indemnification of its directors and executive officers to the maximum extent permitted by Delaware Law. The Registrant has entered into indemnification agreements with its directors and certain of its officers, a form of which was filed as Exhibit 10.1 to Registration Statement No. 33-57960. The indemnification agreements provide the Registrant's directors and selected officers with further indemnification to the maximum extent permitted by Delaware Law. Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

  Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement for certain provisions regarding indemnification of officers and directors of the Company by the several Underwriters.

  ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER
 -------
  + 1.1  Form of Underwriting Agreement.
         Opinion of Wilson, Sonsini, Goodrich & Rosati, Professional
  + 5.1  Corporation.
  +23.1  Consent of Counsel (included in Exhibit 5.1).
   23.2  Consent of KPMG Peat Marwick LLP.
  +24.1  Power of Attorney (See Page II-3).

--------

+ Previously filed.

  ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chandler, State of Arizona, on January 24, 1997.

                                          MICROCHIP TECHNOLOGY INCORPORATED


                                          By:  /s/ C. Philip Chapman
                                              -------------------------------
                                                    C. Philip Chapman
                                             Vice President, Chief Financial
                                                  Officer and Secretary

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS ON JANUARY 24, 1997 IN THE CAPACITIES INDICATED.

             SIGNATURES                                   TITLE
             ----------                                   -----

                  *                         Chairman, President, Chief
-------------------------------------        Executive Officer (Principal
            STEVE SANGHI                     Executive Officer) and
                                             Director)

                                            Vice President, Chief Financial
-------------------------------------        Officer and Secretary
          C. PHILIP CHAPMAN                  (Principal Financial and
                                             Accounting Officer)

                                            Director
-------------------------------------
            JON H. BEEDLE


                  *                         Director
-------------------------------------
         ALBERT J. MARTINEZ


                  *                         Director
-------------------------------------
              L.B. DAY


*By  /s/ C. Philip Chapman
    ---------------------------------
          C. PHILIP CHAPMAN
         as Attorney-in-Fact